SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)

Rouse Properties, Inc.
(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

779287101
(CUSIP Number)

Christopher Wilson
Future Fund Board of Guardians
Level 43, 120 Collin Street
Melbourne VIC 300, Australia
Telephone: +61 (03) 8656 6400

Copy to:

Gregory Astrachan, Esq.
Michael A. Schwartz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 100019-6099
(212) 859−8000

March 9, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 1”) amends the Schedule 13D filed on January 23, 2012 (the “Original Schedule 13D”).  This Amendment No. 1 relates to the common stock, $0.01 par value per share (the “Common Stock”), of Rouse Properties, Inc., a Delaware corporation (the “Company”).

Item 3.  Source and Amount of Funds or Other Considerations

The first paragraph of Item 3 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Person holds, indirectly through The Northern Trust Company, a company incorporated in the State of Illinois, in its capacity as custodian for the Reporting Person, an ownership interest in Brookfield Retail Holdings II LLC (“BRH II”), one of the Investment Vehicles (defined below).  As a result of the Investment Vehicle Contribution and Exchange (defined in Item  4 of this Amendment No. 1), BRH II  owns common stock of Brookfield Retail Holdings R 1 Inc. (“Holdco 1”), which owns Common Stock.  The Reporting Person’s interest in BRH II entitles them to certain voting rights with respect to the Common Stock held by Holdco 1. Therefore, the Reporting Person may be deemed to share beneficial ownership of the securities reported in the Original Schedule 13D as being held by the Investment Vehicles. See Items 4 and 5 of the Original Schedule 13D.

Item 4. Purpose of the Transaction

The section entitled  “Rights Offering and Standby Agreement” in Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

Rights Offering and Standby Agreement

On February 15, 2012, the Company commenced a rights offering pursuant to which it distributed at no charge to the holders of Common Stock transferable subscription rights to purchase up to an aggregate of 13,333,333 shares of the Company’s common stock at a cash subscription price of $15.00 per whole share. The rights offering may be canceled by the Company’s board of directors at any time prior to the expiration of the rights offering.

Brookfield US Corporation (“BUSC”) and Brookfield (solely for the purposes of certain provisions) are party to a backstop agreement, dated as of December 16, 2011 (the “Standby Agreement”) with GGP and the Company in connection with the rights offering. Pursuant to the Standby Agreement, BUSC is contractually obligated to (i) purchase its pro rata share of the rights offering at the rights offering price of $15 per share and (ii) purchase any remaining shares that are not subscribed for upon the completion of the rights offering at the rights offering at a price of $15 per share.  The Reporting Person is not a party to and does not have any obligations under, the Standby Agreement. The summary contained herein of the Standby Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Standby Agreement, a copy of which is filed as Exhibit 4 hereto and which is incorporated herein by reference.

The Reporting Person has determined  not to participate in the rights offering and will not transfer its subscription rights. For the reasons described under Item 5 of the Original Schedule 13D, the Reporting Person may be deemed to share beneficial ownership of shares of Common Stock purchased by Brookfield Asset Management, Inc. (“Brookfield”) in connection with the rights offering pursuant to the Standby Agreement (which is described in the Original Schedule 13D) and may be deemed a member of a group with Brookfield with respect to such shares of Common Stock.

Item 4 of the Original Schedule 13D is hereby amended to include the following:

On March 8, 2012, each Investment Vehicle contributed (the “Investment Vehicle Contribution and Exchange”) the shares of Common Stock, but not the rights issued in the rights offering, directly beneficially owned by each such Investment Vehicle to Holdco 1, a holding company formed for the purpose of holding the shares of Common Stock owned by the Investment Vehicles, pursuant to separate but substantially similar subscription agreements, each in the form attached as an exhibit hereto (each, a “Subscription Agreement”).  In exchange for the Investment Vehicle Contribution and Exchange, BRH II acquired (i) 223.082 shares in Holdco 1, representing a proportionate interest in Holdco 1 equivalent to the number of shares of Common Stock directly held by BRH II in the Company prior to the Investment Vehicle Contribution and Exchange and (ii) pursuant to a loan agreement, in the form attached as an exhibit hereto (the “Loan Agreement”), a note, in the form attached as an exhibit hereto (the “Note”) with Holdco 1 in a principal amount of $12,492,592.00, which accrues interest at a rate of 8% per annum.  Following the Investment Vehicle Contribution and Exchange, Holdco 1 directly holds an aggregate of 9,019,367 shares of Common Stock.  The rights of each Investment Vehicle with respect to the shares of Common Stock directly held by them prior to the Investment Vehicle Contribution and Exchange did not change as a result of the Investment Vehicle Contribution and Exchange.

  The summary contained herein of the Subscription Agreement, the Loan Agreement and the Note are not intended to be complete and are qualified in their entirety by reference to the full text of the Subscription Agreement, a copy of which is filed as Exhibit 7 hereto, the Loan Agreement, a copy of which is filed as Exhibit 8 hereto and the Note, a copy of which is filed as Exhibit 9 hereto, which are incorporated herein by reference.

Item 7. Material To Be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended to include the following:

Exhibit 7
Form of Subscription Agreement  (incorporated herein by reference to Exhibit  12 to the Schedule 13D filed by Brookfield Asset Management Inc., Partners Limited, Brookfield Holdings Canada Inc., Brookfield Private Funds Holdings Inc., Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP, Brookfield US Holdings Inc., Brookfield US Corporation, Brookfield REP GP Inc., Brookfield Retail Split LP, Brookfield Retail Split II LLC, Brookfield Retail Holdings LLC, Brookfield Retail Holdings II LLC, Brookfield Retail Holdings III LLC, Brookfield Retail Holdings IV-A LLC, Brookfield Retail Holdings IV-B LLC, Brookfield Retail Holdings IV-C LLC, Brookfield Retail Holdings IV-D LLC, Brookfield Retail Holdings V LP, Brookfield Retail Holdings VI LLC, Brookfield Retail Holdings R 1 Inc. and Brookfield Retail Holdings R 2 Inc. on March 12, 2012).

Exhibit 8
Form of Loan Agreement (incorporated herein by reference to Exhibit 13 to the Schedule 13D filed by Brookfield Asset Management Inc., Partners Limited, Brookfield Holdings Canada Inc., Brookfield Private Funds Holdings Inc., Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP, Brookfield US Holdings Inc., Brookfield US Corporation, Brookfield REP GP Inc., Brookfield Retail Split LP, Brookfield Retail Split II LLC, Brookfield Retail Holdings LLC, Brookfield Retail Holdings II LLC, Brookfield Retail Holdings III LLC, Brookfield Retail Holdings IV-A LLC, Brookfield Retail Holdings IV-B LLC, Brookfield Retail Holdings IV-C LLC, Brookfield Retail Holdings IV-D LLC, Brookfield Retail Holdings V LP, Brookfield Retail Holdings VI LLC, Brookfield Retail Holdings R 1 Inc. and Brookfield Retail Holdings R 2 Inc. on March 12, 2012).

Exhibit 9
Form of Note (incorporated herein by reference to Exhibit 14 to the Schedule 13D filed by Brookfield Asset Management Inc., Partners Limited, Brookfield Holdings Canada Inc., Brookfield Private Funds Holdings Inc., Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP, Brookfield US Holdings Inc., Brookfield US Corporation, Brookfield REP GP Inc., Brookfield Retail Split LP, Brookfield Retail Split II LLC, Brookfield Retail Holdings LLC, Brookfield Retail Holdings II LLC, Brookfield Retail Holdings III LLC, Brookfield Retail Holdings IV-A LLC, Brookfield Retail Holdings IV-B LLC, Brookfield Retail Holdings IV-C LLC, Brookfield Retail Holdings IV-D LLC, Brookfield Retail Holdings V LP, Brookfield Retail Holdings VI LLC, Brookfield Retail Holdings R 1 Inc. and Brookfield Retail Holdings R 2 Inc. on March 12, 2012).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2012	FUTURE FUND BOARD OF GUARDIANS

	By:	/s/ Gordon McKellar
Name: Gordon McKellar
Title: Authorized Signatory